StoneBridge Acquisition Corporation

One World Trade Center

Suite 8500

New York, NY 10007

VIA EDGAR

June 25, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tonya Aldave

Re:	StoneBridge Acquisition Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed May 18, 2021

File No. 333-253641

Dear Ms. Aldave:

StoneBridge Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 27, 2021, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 submitted to the Commission on May 18, 2021 (File No. 333-253641).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”) with the Commission through EDGAR reflecting the changes made in response to the Staff’s comments and certain other updating and conforming changes.

Amended Form S-1 filed May 18, 2021

Our warrant agreement will designate the courts..., page 33

1.	Staff’s comment: Please reconcile your statement here that “the warrant agreement provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder” with your warrant agreement which does not include such a provision.

Response: In response to the Staff’s comment, the Company has deleted the entire sentence that is referenced to in the comment above from page 34 of the Amendment No. 4, as the Company does not intend the form of warrant agreement to contain such a provision.

We thank the Staff for your review of the foregoing, our Registration Statement on Form S-1 and the amendment to it. If you have further comments, please feel free to contact our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234.

Sincerely,

/s/ Bhargava Marepally
Bhargava Marepally
Chief Executive Officer
StoneBridge Acquisition Corporation

cc: Ari Edelman, Esq.